FOREST OIL CORPORATION 707 Seventeenth Street, Suite 3600 Denver, CO 80202
Phone: (303) 812-1400	Fax: (303) 812-1445

November 12, 2014

VIA EDGAR SUBMISSION TYPE RW

Norman von Holtzendorff

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Withdrawal of New Forest Oil Inc.

Registration Statement on Form S-4 (File No. 333-196346)

Mr. von Holtzendorff:

On behalf of New Forest Oil Inc. (“New Forest”), a Delaware corporation and a wholly owned subsidiary of Forest Oil Corporation (“Forest”), the undersigned hereby requests that New Forest’s Registration Statement on Form S-4 (File No. 333-196346), filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2014, including all the exhibits thereto (the “Registration Statement”) be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

New Forest filed the Registration Statement in connection with the merger agreement, dated May 5, 2014 (the “Original Merger Agreement”), by and among Sabine Investor Holdings LLC (“Sabine Investor Holdings”), certain of its affiliated entities, Forest, New Forest and Forest Oil Merger Sub Inc. However, on July 9, 2014, Sabine Investor Holdings, FR XI Onshore AIV, LLC (“AIV Holdings”), certain of their affiliated entities and Forest entered into an amended and restated merger agreement (the “Amended Merger Agreement”), which amended and replaced the Original Merger Agreement. In the amended transaction, Sabine Investor Holdings and AIV Holdings will contribute all of the equity interests of Sabine Oil & Gas Holdings LLC (“Sabine Holdings”) to Forest, with Sabine Holdings becoming a wholly owned subsidiary of Forest. As a result of the change in transaction structure, the Registration Statement of New Forest will no longer be required and we have instead filed with the Commission a Schedule 14A, File No. 1-13515, on July 16, 2014 and as amended on August 7, 2014, October 6, 2014 and October 16, 2014, and a definitive proxy statement on October 20, 2014 (the “Proxy Statement”).

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold pursuant to the Registration Statement.

If you have any questions regarding this request, please contact Mark Gordon at Wachtell, Lipton, Rosen & Katz at (212) 403-1343 or by email at MGordon@wlrk.com.

Very truly yours,

By:	/s/ Victor A. Wind
Victor A. Wind
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Richard W. Schelin (Forest Oil Corporation)

Mark Gordon (Wachtell, Lipton, Rosen & Katz)